Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010

Earnings:
Income (loss) from continuing operations	$83,090	$21,591	$1,147	$40,846	$(30,689)
Continuing operations:
Equity in net earnings of unconsolidated joint ventures	—	—	—	(21)	(555)
Distributions from unconsolidated joint ventures	—	—	—	—	900
Interest expense and amortization of deferred financing fees	72,315	72,239	76,821	74,195	58,931
Interest portion of rental expense	5,984	6,475	6,602	6,125	3,218
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	99	6,490	9,337	29,071
Interest portion of rental expense	—	—	—	—	133
Total earnings	$161,389	$100,404	$91,060	$130,482	$61,009

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$72,315	$72,239	$76,821	$74,195	$58,931
Interest portion of rental expense	5,984	6,475	6,602	6,125	3,218
Preferred dividends	9,200	19,013	29,748	27,321	20,652
Discontinued operations:
Interest expense and amortization of deferred financing fees	—	99	6,490	9,337	29,071
Interest portion of rental expense	—	—	—	—	133
Total combined fixed charges and preferred stock dividends	$87,499	$97,826	$119,661	$116,978	$112,005

Ratio of earnings to combined fixed charges and preferred stock dividends	1.84	1.03	—	1.12	—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$—	$(28,601)	$—	$(50,996)